Exhibit 99.3

RE: CONSENT of QUALIFIED PERSON

I, GJ Wiid, consent to the public filing of the technical report titled National Instrument 43-101 Independent Technical Report for Asanko Gold Incorporated’s Pre-Feasibility Study on the Esaase Gold Project in Ghana and dated 27 June 2013, effective 14 May 2013, (the “Technical Report”), by Asanko Gold Inc.

I also consent to any extracts from or a summary of the Technical Report in the press release dated 14 May 2013 (the “Press Release”) of Asanko Gold Inc.

I certify that I have read the Press Release filed by Asanko Gold Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 27 day of June 2013

—————————————
Signed

GJ Wiid
Pr. Eng
Epoch Resources (Pty) Ltd

Physical Address Postal Address Telephone Facsimile Web Address Company Registration Company Vat Number Directors
First Floor, Uplands 22a, Woodlands Office Park, Woodlands Drive,
Woodmead, 2148, Johannesburg, South Africa
PO Box 6, The Woodlands, 2080, South Africa
+27 (11) 8023657, +27 (11) 6560380/1
+27 (11) 8023654, +27 (11) 507 5730
www.epochresources.co.za
Epoch Resources (Pty) Ltd, No 2005/007908/07
4470219603
GJ Wiid, Dr G Papageorgiou, A Savvas, SJP Coetzee